Silver Branch Brewing Company, Inc.

OFFERING STATEMENT



Issuer Name	Silver Branch Brewing Company, Inc.
Doing Business As	Silver Branch Brewing Company
Offering Amount	$10,000 – $465,422
Security Type	Class B Membership Units
Price	$250
% of Company to Be Sold	4.36%
Post-Money Valuation Cap	$10,666,667
Units to be Sold	1,861 units
Personal Guaranty	None

COMPANY OVERVIEW

Silver Branch is a brewery and hospitality company in Maryland, Virginia and Washington DC. Silver Branch celebrates the delicious beer and food traditions from the four major beer cultures. Our guiding principle is the German term Gemuetlichkeit--the sense of camaraderie and cozy warmth one has when spending time with with friends and family and enjoying great food and drink. Along with creating great old-world food and beer, we create events that celebrate the four major historic beer cultures: Central Europe, Belgium, Britain and the Amercias. Most recently Silver Branch has created a pizza menu in its Warrenton location that is receiving rave reviews, and we will be launching that menu as Mosaic Craft Pizza. In the coming years, Silver Branch will expand to have between 4 and 6 joint Mosaic Craft Pizza and Silver Branch Brewing locations creating Gemuetlichkeit through quality beer and food, and old world warmth and charm.

Company History

Silver Branch Brewing Company opened in Silver Spring Maryland in early March, 2019. During our first year, we operated in line with the plan we had made prior to opening. We focused on creating a community that enjoyed celebrating diverse beer and beer culture. We celebrated our first annual Oktoberfest, Koelschfest to celebrate the beer of Cologne, Ye Olde Beer Fest to celebrate British cask beers, as well as multiple other celebrations to bring people together. We also started to distribute beer into wholesale via self-distribution, exceeding 500 barrels of distribution in our first year.

In early March, 2020, we celebrated our one-year anniversary with intestors, friends and the broader community. Within two weeks of our anniversary date, our doors were shut due to the COVID epidemic. We are proud that we were able to continue growing revenues year over year even during the COVID emergency. We employed multiple strategies to make it through the following years. Purchasing a larger canning line was a key early strategy. Since draft beer was nearly impossible sell, we canned nearly all of our beer and sold it both wholesale and via home delivery. Soon, it became clear that we needed to increase the amount of beer we could produce. Over time we increased the number of fermenters from four to nine and the number of bright tanks from one to three. With these gains in capacity and production, the limitations of the brewery's overall size started to become apparent. During COVID, this wasn't a significant concern because we could use the remainder of our space for storage, but we knew that long-term production growth would require eventually finding another brewing space.

As the COVID emergency gradually receeded and our taproom began to fill up again, the need for expansion went from theoretical to real. Our beer production capacity and our capacity to add taproom services were both limited by the total amount of space available. With that limitation, our revenues began to stabilize at around $3 million per year. After two unsuccessful attempts at expansion, we purchased the former Wort Hog location in Warrenton, VA. With this new location having been open for nearly a year, our total revenues have jumped to a projected $4.7 million in 2024.

Our vision for Silver Branch has always been to create a vertically integrated growth company. Unlike many breweries, we have always seen ourselves as a hospitality company where we make world-class beer, but more importantly, present that beer to our gests in an amazing atmosphere. After nearly 5 years of having to tread water due to COVID, we are finally back on a growth trajectory. We seek to grow and to accelerate that growth by launching Mosaic Craft Pizza as a complementary brand, expanding beer production, and launching more intentionally into hosting events.

COMPANY ELIGIBILITY

The Issuer certifies that all of the following statements are true:

- The Issuer is organized under, and subject to, the laws of a State or territory of the United States or the District of Columbia.
- The Issuer is not subject to the requirement to file reports pursuant to Section 13 or Section 15(d) of the Securities Exchange Act of 1934.
- The Issuer is not an investment company registered or required to be registered under the Investment Company Act of 1940.
- The Issuer is not ineligible to rely on this exemption under Section 4(a)(6) of the Securities Act as a result of a disqualification specified in Rule 503(a) of Regulation Crowdfunding.
- The Issuer has filed with the Commission and provided to investors, to the extent required, the ongoing annual reports required by Regulation Crowdfunding during the two years immediately preceding the filing of this offering statement.
- The Issuer is not a development stage company that (a) has no specific business plan or (b) has indicated that its business plan is to engage in a merger or acquisition with an unidentified company or companies.
- The Issuer, or any of its predecessors, has never failed to comply with the ongoing reporting requirements of Rule 202 of Regulation Crowdfunding.

OWNERS OF THE COMPANY

NAME	CLASS	% OWNERSHIP
Christian Layke	Stock	38.0%
Minority ownership (all less than 20%)	Stock	62.0%

The above is the only ownership outstanding for the company. The ownership interests of a(n) MD LLC give the owner the right to share in the profits of the company.

Key Persons of Issuer

Below is a list of the key officers of the Issuer along with their principal occupation, office, date of joining, and responsibilities for the past three years.

Christian Layke
Title: CEO and Chairman of the Board
Work History: Christian has been CEO of Silver Branch Brewing Company since it's opening in 2019. Christian was the founding head brewer for Silver Branch, but has since ceded these responsibilities to others as the time spent on other management activities has increased.
Biography: Christian was the founding brewer for Silver Branch. At this point, he no longer spends time on the brew deck, instead spending his time on organizational management. He serves as CEO and President of the Board. After graduating from Cornell in Environmental Sciences and The George Washington Universities with an MA in Geography, Christian worked for an environmental policy non-profit in Washington DC. After 15 years of a desk job started making him restless and having a beer win a national home-brew competition in the Oktoberfest category, Christian spent a few months in Belgium interning with a brewery. Once he learned that making beer commercially is actually easier than homebrewing (better tools), he knew it was time to take the plunge and become a commercial brewer. Six years later, after meeting Brett and completing a business plan, Christian quit to open his own brewery.

Brett Robison
Title: Chief Operations Officer
Work History: Brett has been COO of Silver Branch since our opening in March 2019.
Biography: Brett Robison was the founding general manager for our taproom business and the organizer and salesperson for Silver Branch’s wholesale operation. Brett serves as COO and Director of Hospitality. Brett has been an integral player in the development of a growing Montgomery County craft beer scene since 2013. He began his beverage industry career back in 2007 and has made the DMV home ever since 2010. After having developed several successful beer and bar programs in the region, he became the first retailer to sell self-distributed beer in Montgomery County in 2014. He continues to play a significant role in the development of Maryland craft beer and self-distribution practices within Montgomery County and Maryland. Brett has worked alongside legislators to reform several beer and liquor laws in Montgomery County; specifically he helped plan and create a new class of liquor license for retailers in Montgomery County formally known as class BD-BWL.

Brett’s desire to build Silver Branch Brewing Company was born out of an understanding for an underserved craft beer demographic in Montgomery County. The inspiration for Silver Branch stems from time spent traveling abroad and enjoying rich cultural celebrations of many countries around the world. Brett is an Advanced Cicerone® and active BJCP Certified Beer Judge with a high degree of focus on product development and product quality. He is a problem solver that loves puzzles, he spent many years tinkering with and designing draft systems. He has retired draft system maintenance and development in exchange for developing bigger picture business solutions. He likes retiring at the end of the day over a nice, sessionable pilsener in the comfort of his home with his wife Bailey and their two dogs, Kylie and Bibi.

Devin Bozkaya
Title: Executive Chef/Food and Beverage Director
Work History: Before coming to Silver Branch in 2023, Devin was working with the Blue Door Kitchen and Inn in Flint Hill. Prior to joining the Blue Door, Devin had worked with Patrick O'Connell to open Patty O's Cafe & Bakery.
Biography: Devin's professional kitchen experience began at the age of sixteen in Anchorage, Alaska with a part time job during high school, and continued through business school in Seattle, Washington. After business school, Devin decided to cement his career path in hospitality by attending the Culinary Institute of America in New York. Upon graduation he joined Chef Patrick O'Connell and the renowned Inn at Little Washington in Washington, VA. After five years with The Inn, in 2011, came a pivotal point in his career with an opportunity to hone his skills as a Head Chef, and joined the locally acclaimed Blue Rock Inn and Restaurant to lead their kitchen.

Since then, Devin has worked alongside esteemed chefs such as Eric Ripert at Westend Bistro by Eric Ripert in the Ritz Carlton, Washington, D.C., and Michael White, at the time with Marea NYC and Campagna in Westchester, NY. In 2016 Devin became Executive Chef for the historic five-star hotel, The Weekapaug Inn, in Westerly, RI, during which time the hotel was awarded it's first five-stars by Forbes magazine. In 2020, with a desire to take his career into a new direction, returned to Virginia and was chosen to assist with the opening of Patrick O'Connell's first new restaurant since The Inn at Little Washington, Patty O's Café & Bakery, to lead the kitchen team. After a successful opening, they were awarded the Michelin Plate Award within six months.

Jonathan Reeves
Title: Director of Brewing Operations
Work History: Jonathan has been brewing with Silver Branch for over a year, since summer of 2023. Prior to that, Jonathan had beer the founding brewer of Port City Brewing Company in Alexandria, VA. Between his time at Port City and Silver Branch, Jonathan assisted a few local breweries tackle production challenges and recipe formulation.
Biography: Jonathan has been a brewer up and down the eastern seaboard, from Pennsylvania to Florida, but much of his experience is in the DC area. He brewed with Bardo when they were a craft beer pioneer, with Sweetwater Tavern in Merrifield, and was the opening brewer for Ruddy Duck in Lusby, MD. In his best-known role, Jonathan was the founding brewer of Port City Brewing Company, and is the recipient of numerous prestigious national and international awards, including Small Brewery of the Year by the Great American Beer Festival. Jonathan led the growth of Port City to annual production levels over 10,000 barrels. We are excited to continue our rapid growth under Jonathan's leadership.

Chris Bonnell
Title: Art Director
Work History: Chris has worked for Silver Branch for all of the past 3 years. While Chris continues to teach in his spare time, his primary employement has been with Silver Branch for over 4 years.
Biography: Chris was trained at the XXX school of art, and has worked with varied institutions to create branding and engage the public, including Prospect Park in Brooklyn and YYY, not to mention other breweries. This is a busy time as Chris is in the midst of finalizing our Mosaic signage concept and designing our Mosaic to-go pizza box. Chris is also currently working to refresh our flagship labels in preparation for a relaunch of those brands next spring as part of our Virginia wholesale strategy. Other high-priority undertakings are a set of labels for our Cosmic IPA series and our Gnome-based Belgian labels.

There are no other officers (or persons occupying a similar status or performing a similar function) of the Issuer.

ANTICIPATED BUSINESS PLAN

Silver Branch is expanding on multiple fronts to expand the services we offer to our fans. We are raising funds to support these initiatives:

Reopen abandoned Maryland brewery: Silver Branch has been unable to meaningfully grow its production for the past three years. A fundamental part of our strategy is therefore to reopen an abandoned brewery in Maryland. We will bring craft beer production back to this community and simultaneously enable us to grow wholesale production again. By moving into a larger brewery space, we will be able to expand our distribution into eastern and Sourthern Maryland and to begin selling into grocery stores in Virginia. This reopened space will have a taproom and biergarten as well.

Renovation of Warrenton Property to open Mosaic Craft Pizza: Our location in Warrenton is one of the most visible buildings in Old Town Warrenton. Before we opened it it sat empty for two years with weeds growing in the parking lot. With support from this raise, we plan to launch another round of renovations to continue to beautify the space and to add vibrancy and services to the Old Town Warrenton location. We will open Mosaic Craft Pizza based on the pizza that Warrenton has come to know and love, and we will rennovate the beautiful 1870s building to restore its charm and integrity. This building will be seating for Mosaic Craft Pizza and will double as an events space, with its historic exposed brick walls and large windows. This renovation will be done in a manner consistent with the Virginia and National Parks Service guidelines for historic renovation.

Open Mosaic Craft Pizza in Silver Spring: With the brewing equipment removed from Silver Spring, we will be able to undertake the long-anticipated project of expanding our food program and hospitality more broadly in Silver Spring. We will build a pizza kitchen based on the model of what we have in Warrenton, and create a large, bright events space overlooking Colesville Road. With pizza, we will be able to serve a broader segment of our community than we currently appeal to.

Below is a summary of the Company's expected use of funds. Funds raised in this offering will be used in descending priority order.

Item	Cost
Turn empty historic building into Mosaic Pizza Restaurant	$302,594
Shield dumpsters from view with reclaimed wood doors	$9,310
Purchase Pizza Truck for Mosaic Pizza & Beer	$44,208
Additional equipment and construction costs	$109,310
Total	$465,422.00

RISK FACTORS

A crowdfunding investment involves risk. You should not invest any funds in this offering unless you can afford to lose your entire investment. In making an investment decision, investors must rely on their own examination of the issuer and the terms of the offering, including the merits and risks involved. These securities have not been recommended or approved by any federal or state securities commission or regulatory authority. Furthermore, these authorities have not passed upon the accuracy or adequacy of this document.

The U.S. Securities and Exchange Commission does not pass upon the merits of any securities offered or the terms of the offering, nor does it pass upon the accuracy or completeness of any offering document or literature.

These securities are offered under an exemption from registration; however, the U.S. Securities and Exchange Commission has not made an independent determination that these securities are exempt from registration.

You Might Lose Your Money

When you buy a certificate of deposit from a bank, the Federal government (through the FDIC) guarantees you will get your money back. Buying a Security is not like that at all. The ability of the Company to make the payments you expect, and ultimately to give you your money back, depends on a number of factors, including many beyond our control.

COVID-19 Might Have a Negative Material Effect on the Company
This offering is being launched at a time when the COVID-19 pandemic is requiring the closure of many businesses, large and small. The effects COVID-19 may have on economic activity are likely substantial and unknown; there is no guaranty the Company will not suffer material negative effects as a direct or indirect result of the pandemic.

Competition
The market in which we operate is highly competitive. The Company competes with many other businesses, both large and small, on the basis of quality and price of products, location and customer experience. Changes in customer preference away from the Company's core business or the inability to compete successfully against other competitors could negatively affect the Company's financial performance.

Licensing Risk
The Company may face changes in the state and federal laws in connection to any licensing required for the sale of its products. Such changes would require the dedication of Company resources to address or amend its current operations which may adversely affect its business strategy or profitability.

Interest Rate Might Not Adequately Compensate For Risk
Theoretically, the interest rate paid by a company should compensate the creditor for the level of risk the creditor is assuming. There is no certainty that the interest rate on your Security will compensate you adequately for the level of risk.

No Right to Participate in Management
As the owner of a Security, you will not have the right to control the Company in any way or to participate in its management. You should invest (buy a Security) only if you are willing to rely completely on the Company's management team.

Reliance On Management Team
Like almost all small businesses, the Company relies exclusively on the abilities of its management team. Should any of them die, leave the Company, or become ill for a long period of time, the Company would be damaged and might not repay your Security.

Limited Products And Services
Most small, local businesses sell only one or two products or services, making them vulnerable to changes in technology and/or customer preferences.

Supplier Risk
The Company relies on third-party suppliers for the materials used in the manufacture of its products. If any of these suppliers changes the pricing, distribution, terms of service, or relationship with the Company, this could materially affect its business and/or profitability. Factors outside of the Company's control, including general market conditions, may affect its relationship with these suppliers. In addition, its ability to meet the obligations of its customers may be adversely affected if its suppliers fail to comply with agreed-upon services or quality standards in a cost-effective or timely manner.

Risk of Economic Downturn
The products the Company sells are luxuries, not necessities. In the event of a recession or other economic downturn, customers might curtail their purchase of our products.

Environmental Risk
The Company is subject to the risk of environmental liability and limitations on operations due to environmental laws and regulations. The Company is subject to extensive federal, state, and local environmental, health and safety regulations. The

risks of substantial costs and liabilities related to compliance with these laws and regulations is an inherent part of the Company's business. Future conditions may develop or be discovered that create substantial environmental compliance or remediation liabilities and costs.

Price Risk

The Company competes in an industry with a commodity product where the Company may not have control of the prices it will receive for its product or the prices it must pay for inputs. Price uncertainty may negatively impact the Company's business and financial situation.

Use of Funds Risk

At the discretion of the Company's executive management team, funds raised in this offering may be used differently than specifically outlined in this document's Use of Funds section.

Personnel Risk

The Company uses human personnel to produce its product. Accidents, illnesses, death, divorce, or lack of productivity could negatively impact the ability of personnel and, therefore, the business.

Lack Of Accounting Controls

Larger companies typically have in place strict accounting controls. Smaller companies like the Company lack these controls, exposing themselves to additional risk.

Reputation Risk

The success of the Company depends on the reputation of its brand. Adverse publicity concerning the Company's products or the Company itself could negatively impact the future of its business.

The Company Might Need More Capital

The Company might need to raise more capital in the future to expand its operations, buy property and equipment, hire drivers and other personnel, market its products and services, pay overhead and general administrative expenses, or a variety of other reasons. There is no assurance that additional capital will be available when needed, or that it will be available on terms that are not adverse to your interests as an investor. If the Company is unable to obtain additional funding when needed, it could be forced to delay its business plan or even cease operations altogether.

Future Investors Might Have Superior Rights

If the Company needs more capital in the future, it might borrow money and/or sell stock, and the new investors might have rights superior to those of an investor owning a Security. For example, they might have the right to be paid before you are, to receive larger distributions, to have a greater voice in management, or otherwise.

Inability To Sell Your Security

The law prohibits you from selling your Security (except in certain very limited circumstances) for one year after you acquire it. Even after that one-year period, a host of Federal and State securities laws may limit or restrict your ability to sell your securities. Even if you are permitted to sell, you will likely have difficulty finding a buyer because there will be no established market. Given these factors, you should be prepared to hold your Security for its full term.

Limitation of Individual Rights in Event of Default

In the event of a default under the Securities, an individual investor will not have the right to enforce his, her or its rights – for example, by bringing a lawsuit. Instead, the investors will appoint a representative using a procedure set forth in the Security Agreement. It's possible that the investors as a group will appoint a representative you don't like, or that the representative will do things you believe are wrong or misguided. Once a default has occurred and a representative has been appointed, all the expenses of the representative must be paid before any further payments are made with respect to the Security.

Lack of Key Man Insurance

Although dependent on key personnel, the Company does not have any key man life insurance policies on any such people. In the event that such personnel die or become disabled, the Company will not receive compensation to assist for their absence and the loss of such person could negatively affect the Company.

The Owners Could Be Bad People Or Do Bad Things
The owners of the Company could be dishonest and take your money. Even people who are very honest sometimes do dishonest things in desperate situations – for example, when their company is on the line, or they're going through a divorce or other stressful life event. It is possible that the management of the Company, or an employee, would steal from or otherwise cheat the Company, and you.

Uninsured Losses
Although the Company will carry some insurance, we might not buy enough insurance to guard against all the risks of our business. Also, there are some kinds of risks that are simply impossible to insure against, at least at a reasonable cost. Therefore, we could incur an uninsured loss that could damage our business.

Conflict Of Interest
In many ways your interests and the interests of the Company's management team will coincide: you all want the Company to be as successful as possible. However, your interests might be in conflict in other important areas, including these:

- You might want to keep the compensation of managers low, while managers want to make as much as they can.

- You might want the Company to act conservatively to conserve its cash, while the management team might want to grow more quickly.

- You might want the Company to look out for your interests, while the management team might subordinate your interests to the interests of employees, other investors, or others.

- The lawyers who prepared the legal documents represent the interests of the Company, not the interests of investors.

No Registration Under Securities Laws
The Security will not be registered with the SEC or the securities regulator of any State. Hence, neither the Company nor the Security are subject to the same degree of regulation and scrutiny as if they were registered.

Incomplete Offering Information
Title III does not require us to provide you with all the information that would be required in some other kinds of securities offerings, such as a public offering of shares (for example, publicly-traded firms must generally provide investors with quarterly and annual financial statements that have been audited by an independent accounting firm). Although Title III does require extensive information, as described above, it is possible that you would make a different decision if you had more information.

Lack Of Ongoing Information
The Company will be required to provide some information to investors for at least one year following the offering. However, this information is far more limited than the information that would be required of a publicly-reporting company; and the Company will be allowed to stop providing annual information in certain circumstances.

The Company is Not Subject to the Corporate Governance Requirements Of National Securities Exchanges
Any company whose securities are listed on a national stock exchange (for example, the New York Stock Exchange) is subject to a number of rules about corporate governance that are intended to protect investors. For example, the major U.S. stock exchanges require listed companies to have an audit committee made up entirely of independent members of the board of directors (i.e., directors with no material outside relationships with the company or management), which is responsible for monitoring the company's compliance with the law. The Company will not be required to implement these and other investor protections.

Cost of Enforcement

If the Company defaulted, investors would have to engage lawyers and possibly other third parties to enforce their rights. The cost of enforcement could be prohibitive.

Other Lenders Could Have Superior Rights

The Company will take out other loans. In itself this is not risky, but these lenders will likely have a claim to collateral superior to the collateral claimed by the Security. For example, the lenders might have a claim to the future cash flows or equity ownership of the Company, or the equipment owned by the Company whereas the Security has a claim to the equipment purchased with its own proceeds. Moreover, the lenders might have clauses in their lending agreements with the Company that compel the Company to pay them first over other lenders. If the Company runs out of cash, and has a choice to pay the other lenders or the Holders of the Security, it might decide (or be required) to pay its other lenders first.

USE OF FUNDS

	Minimum Target Goal	Maximum Target Goal
Total Proceeds	$10,000.00	$465,422.00
Less: Intermediary Fee*	- $600.00	- $27,925.32
Less: State Notice Filing Fee***	- $400.00	- $400.00
Net Proceeds	$9,000.00	$437,097.00

* Applied at a marginal-rate based upon amount raised:
      Up to $50,000 = 8.0%, $50,001 - $100,000 = 7.0%, $100,001+ = 6.0%
** $400 State Notice Filing Fee payable to MD Division of Securities

If the sum of the investment commitments does not equal or exceed the Minimum Target Goal amount as of the Offering Deadline, no securities will be sold in the offering, investment commitments will be canceled, and all committed funds will be returned.

TRANSACTION MECHANICS

The following describes the process to invest in Silver Branch Brewing Company, Inc. and how an investor's transaction and delivery of securities will be completed.

      a. *Investor Commitment:* Through the Honeycomb Portal, an investor will submit a requested investment amount. As a part of this process, an investor will execute an investment contract with Silver Branch Brewing Company, Inc. ("Stock Purchase Agreement") by way of the investor's electronic signature.

      b. *Acceptance of Investment*: Upon completion of the investment commitment, the investor will receive via email a confirmation of their transaction detailing the amount, terms, and date of execution.

      c. *Investor Transfer of Funds*: Upon receiving confirmation that an investment has been accepted, the investor will transfer funds to the escrow account of a third-party bank managed by Honeycomb Portal.

      d. *Early Closings*: If the target offering amount is met prior to the original deadline date, we may close the offering earlier, but no less than 21 days after the date on which the Form C is posted on the Honeycomb Portal.

      e. *Book Entry*: All investments will be in book entry form. This means that the Investor will not receive a certificate representing their investment. Each investment will be recorded by Honeycomb Portal and visible by the investor through their Investor Dashboard.

Investors may cancel an investment commitment until 48 hours prior to the deadline identified in these offering materials.

The intermediary will notify investors when the target offering amount has been met.

If the issuer reaches the target offering amount prior to the deadline identified in the offering materials, it may close the offering early if it provides notice about the new offering deadline at least five business days prior to such new offering deadline (absent a material change that would require an extension of the offering and reconfirmation of the investment commitment).

If an investor does not cancel an investment commitment before the 48-hour period prior to the offering deadline, the funds will be released to the issuer upon closing of the offering and the investor will receive securities in exchange for his or investment.

If an investor does not reconfirm his or her investment commitment after a material change is made to the offering, the investor's investment commitment will be canceled and the committed funds will be returned.

The Qualified Third Party of the Offering is Thread Bank.

Note: For more information about the investment and cancellation process, see Honeycomb's Education Materials.

Details of Security Being Offered

The securities being offered to investors are Class B Membership Units. The security agreement is governed by a separate document called a Security Agreement, which you can view on the "Investor Info" tab of the campaign page.

This section summarizes the principal features of the Security Agreement. However, this is only a summary. Before investing, you should read the Security Agreement in their entirety.

- The principal amount of your investment will be the amount you invest.

- All communications from the Company, including but not limited to all tax forms, will be via electronic delivery.

- All payments will be made in U.S. dollars as Automated Clearing House (ACH) deposits into an account you designate. If you don't authorize the Company to make such ACH distributions into a designated account, payments will be made by check and mailed to you after deducting a $50 processing fee.

- Once you pay for your Security, you will have no obligation to contribute more money to the Company, and you will not be personally obligated for any debts of the Company.

- If there is a default under your Security, you may not take collection action personally. Instead, you and the other investors will together appoint a single representative to represent all of you. This Administrative Agent will have the power to take any action against the Company that he or she believes is appropriate. The fees and any expenses of the Administrative Agent will be the responsibility of the Company, but the Administrative Agent will be paid before any additional amounts are paid to you or other investors.

- If you want to sell your Security, you must first offer to sell it back to the company – a so-called "first right of refusal." If the Company doesn't buy it, the Company may impose restrictions on the transfer. For example, the Company may require a legal opinion that the transfer is allowed under the securities laws.

- The Security offered does not have any voting rights.

- The Terms of Security being offered may not be modified or amended.

Restrictions on Transfer of the Securities Being Offered

The Security will be illiquid (meaning you might not be able to sell it) for four reasons:

- The Security Agreement prohibits the sale or other transfer of Securities without the Company's consent.
- If you want to sell your Security, the Company will have the first right of refusal to buy it, which could make it harder to find a buyer.

- Even if a sale were permitted, there is no ready market for Securities as there would be for a publicly-traded company.
- For a period of one year, you will not be allowed to transfer the Security except (i) to the Company itself, (ii) to an "accredited" investor, (iii) to a family or trust, or (iv) in a public offering of the Company's shares.

As a result, you should plan to hold your Security until maturity.

ADDITIONAL MATTERS RELATED TO THE SECURITY

1. How may the rights of the securities being offered be materially limited, diluted or qualified by the rights of any other class of security identified above?

The Company does not have the right to change the terms of the Security Agreement. However, it does have the right to create additional classes of securities, both equity securities and debt securities. Some of these additional classes of securities could have rights that are superior to those of the security agreement. For example, the Company could issue security agreements that are secured by specific property of the Company.

2. Are there any differences not reflected above between the securities being offered and each other class of security of the issuer?

n/a

3. How could the exercise of rights held by the principal shareholders affect the purchasers of the securities being offered?

The principal shareholders could make decisions that are bad for the company and thereby adversely affect the economic interests of investors holding security agreement. They could also issue other classes of securities with rights superior to those of investors holding security agreement.

4. How are the securities being offered being valued? Include examples of methods for how such securities may be valued by the issuer in the future, including during subsequent corporate actions.

The value of the Security is determined by the face amount of the security payable to be issued. The terms of the Security were determined by the Owner based on the Owner's opinion about the value of the project.

The Owner does not expect there to be any reason to place a value on the security in the future. In the event that future valuation is required, any value given by the company will be determined in accordance with U.S. generally accepted accounting principles.

5. What are the risks to purchasers of the securities relating to minority ownership in the issuer?

The company could issue securities with rights superior to those of the security agreement.

6. What are the risks to purchasers associated with corporate actions, including additional issuances of securities, issuer repurchases of securities, a sale of the issuer or of assets of the issuer or transactions with related parties?

The company could issue securities with rights superior to those of the security agreement.

If the company is sold, the owners of security agreement have the right to receive all of the principal and accrued interest.

Transactions with related parties – for example, the payment of excessive compensation – could reduce the amount of money available to make payments with respect to the security agreement.

7. *What other exempt offerings has the issuer conducted within the past three years?*

    The Company sold $152,578 in Class B membership units through Reg CF in October 2024.

8. *The issuer or any entities controlled by or under the common control with the issuer was not a party to any transaction since the beginning of the issuer's last fiscal year, or any currently proposed transaction, where the amount involved exceeds five percent of the aggregate amount of capital raised by the issuer in reliance on Section 4(a)(6) of the Securities Act during the preceding 12-month period, including the amount the issuer seeks to raise in the current offering, in which any of the following persons had or is to have a direct or indirect material interest:*
    1. *any director or officer of the issuer;*
    2. *any person who is, as of the most recent practicable date, the beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, calculated on the basis of voting power;*
    3. *if the issuer was incorporated or organized within the past three years, any promoter of the issuer;*
    4. *or (4) any immediate family member of any of the foregoing persons.*

None

FINANCIAL CONDITION OF THE ISSUER

The Company does not need the funds from this offering to remain in business. However, the Company is seeking funds to improve its financial condition and its financial future cannot be guaranteed.

Below is a summary of the Company's existing debt obligations:

Creditor	Amount	Interest Rate	Completion Date	Minimum Monthly Payment
Mainstreet Bank	$480,523.00	4.8%	08/07/2029	$8,531.00
SBA EIDL	$537,958.00	3.75%	01/14/2050	$2,347.00
SBA EIDL	$873,332.00	3.75%	04/14/5050	$4,480.00
Oak View Bank	$91,225.00	6.39%	03/01/2024	$2,200.00
National Capital Bank of Washington	$998,000.00	6.44%	06/02/2033	$6,773.13
SBA 504	N/A	N/A	05/25/2043	$7,000.00
Ally	$5,051.00	5.73%	03/31/2025	$ 329.00
Ally	$10,338.00	5.94%	09/01/2025	$ 476.00
Total Balance	$2,996,427.00			$32,136.13

FINANCIAL INFORMATION

The financial information below has been certified by the principal executive officer of the issuer instead of financial statements reviewed by a public accountant that is independent of the issuer. See Exhibit D for prior year financial statements reviewed by a public accountant.

Balance Sheet

ASSETS	2022	2023
Cash & Equivalents	398,174	101,126
Accounts Receivable	-	56,000
Fixed Assets	766,021	2,953,549
Other Assets	627,004	1,020,994
TOTAL ASSETS	**1,791,199**	**4,131,669**
LIABILITIES & EQUITY		
Accounts Payable	1,954	-
ST-Debt Payable	38,189	205,755
LT-Debt Payable	1,976,700	4,287,362
TOTAL LIABILITIES	**2,016,843**	**4,493,116**
Retained Earnings	(1,403,039)	(1,187,667)
Net Income	(11,932)	(518,525)
TOTAL OWNER'S EQUITY	**(225,644)**	**(361,447)**
TOTAL LIABILITIES & EQUITY	**1,791,199**	**4,131,669**

Income Statement

INCOME	2022	2023
Total Revenue	2,989,517	3,140,054
Cost of Goods Sold	902,426	904,148
GROSS PROFIT	**2,087,090**	**2,235,906**
Operating Expenses	2,132,890	2,786,572
NET INCOME	**(11,932)**	**(518,525)**

Statement of Cash Flows

	2022	2023
NET INCOME (LOSS)	(11,932)	(518,525)
CASH FLOW ACTIVITIES		
Net Cash from Operations	(42,166)	(456,028)
Net Cash from Investing	373,724	(3,061,610)
Net Cash from Financing	478,300	(1,143,748)
NET INCREASE (DECREASE) IN CASH	797,926	(5,179,910)

* - Through 12/31/2023

The fiscal year end for this business is 12/31.

There have been no changes in the company ownership for the period reviewed.

	Prior Fiscal Year End	Most Recent Year End
Total Assets	1,791,199	4,131,669
Cash & Equivalents	398,174	101,126
Accounts Receivable	-	56,000
Short-Term Debt	38,189	205,755
Long-Term Debt	1,976,700	4,287,362
Revenue	2,989,517	3,140,054
Cost of Goods Sold	902,426	904,148
Taxes Paid	-	-
Net Income	(11,932)	(518,525)

STAKEHOLDER ELIGIBILITY

With respect to the issuer, any predecessor of the issuer, any affiliated issuer, any director, officer, general partner or managing member of the issuer, any beneficial owner of 20 percent or more of the issuer's outstanding voting equity securities, any promoter connected with the issuer in any capacity at the time of such sale, any person that has been or will be paid (directly or indirectly) remuneration for solicitation of purchasers in connection with such sale of securities, or any general partner, director, officer, or managing member of any such solicitor, prior to May 16, 2016:

1) None of any such person has been convicted, within 10 years (or five years, in the case of issuers, their predecessors and affiliated issuers) before the filing of this offering statement, of any felony or misdemeanor:

     i) in connection with the purchase or sale of any security;

     ii) involving the making of any false filing with the SEC;

     iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

2) None of any such person has been subject to any order, judgment or decree of any court of competent jurisdiction, entered within five years before the filing of information required by Section 4A(b) of the Securities Act that, at the time of filing of this offering statement, restrains or enjoins such person from engaging or continuing to engage in any conduct or practice:

     i) in connection with the purchase or sale of any security;

     ii) involving the making of any false filing with the Commission;

     iii) arising out of the conduct of the business of an underwriter, broker, dealer, municipal securities dealer, investment adviser, funding portal or paid solicitor of purchasers of securities.

3) None of any such person has been subject to a final order of a state securities commission (or an agency or officer of a state performing like functions); a state authority that supervises or examines banks, savings associations or credit unions; a state insurance commission (or an agency or officer of a state performing like functions); an appropriate federal banking agency; the U.S. Commodity Futures Trading Commission; or the National Credit Union Administration that:

  i) at the time of the filing of this offering statement bars the person from:

    a) association with an entity regulated by such commission, authority, agency or officer;

    b) engaging in the business of securities, insurance or banking;

    c) engaging in savings association or credit union activities; or

  ii) constitutes a final order based on a violation of any law or regulation that prohibits fraudulent, manipulative or deceptive conduct for which the order was entered within the 10-year period ending on the date of the filing of this offering statement.

4) None of any such person has been subject to an order of the Commission entered pursuant to Section 15(b) or 15B(c) of the Exchange Act or Section 203(e) or (f) of the Investment Advisers Act of 1940 that, at the time of the filing of this offering statement:

  i) suspends or revokes such person's registration as a broker, dealer, municipal securities dealer, investment adviser or funding portal;

  ii) places limitation on the activities, functions or operations of such person;

  iii) bars such person from being associated with any entity with any entity or from participating in the offering of any penny stock.

5) None of any such person has been subject to any order of the Commission entered within five years before the filing of this offering statement that, at the time of the filing of this offering statement, orders the person to cease and desist from committing or causing a violation or future violation of:

  i) any scienter-based anti-fraud provision of the federal securities laws, including without limitation Section 17(a)(1) of the Securities Act, Section 10(b) of the Exchange Act, Section 15(c)(1) of the Exchange Act and Section 206(1) of the Investment Advisers Act of 1940 or any other rule or regulation thereunder;
  ii) Section 5 of the Securities Act;

6) None of any such person has been suspended or expelled from membership in, or suspended or barred from association with a member of, a registered national securities exchange or a registered national or affiliated securities association for any act or omission to act constituting conduct inconsistent with just and equitable principles of trade.

7) None of any such person filed (as a registrant or issuer), or was any such person or was any such person named as an underwriter in, any registration statement or Regulation A offering statement filed with the Commission that, within five years before the filing of this offering statement, was the subject of a refusal order, stop order, or order suspending the Regulation A exemption, or is any such person, at the time of such filing, the subject of an investigation or proceeding to determine whether a stop order or suspension order should be issued.

8) None of any such person has been subject to a United States Postal Service false representation order entered within five years before the filing of the information required by Section 4A(b) of the Securities Act, or is any such person, at the time of filing of this offering statement, subject to a temporary restraining order or preliminary injunction with respect to conduct alleged by the United States Postal Service to constitute a scheme or device for obtaining money or property through the mail by means of false representations.

OTHER MATERIAL INFORMATION

All information presented to investors is hosted on honeycombcredit.com in the "Investor Info" Section of the campaign page.

The issuer will file a report electronically with the Securities & Exchange Commission annually and post the report on its website, no later than 120 days after the end of each fiscal year covered by the report.

The Issuer must continue to comply with the ongoing reporting requirements until:

1) the issuer is required to file reports under Section 13(a) or Section 15(d) of the Exchange Act;
2) the issuer has filed, since its most recent sale of securities pursuant to this part, at least one annual report to this section and has fewer than 300 holders of record;
3) the issuer has filed, since its most recent sale of securities pursuant to this part, the annual reports required pursuant to this section for at least the three most recent years and has total assets that do not exceed $10,000,000;
4) the issuer or another party repurchases all of the securities issued in reliance on Section 4(a)(6) of the Securities Act, including any payment in full of debt securities or any complete redemption of redeemable securities; or
5) the issuer liquidates or dissolves its business in accordance with state law.

STOCK PURCHASE AGREEMENT
OF
SILVER BRANCH BREWING COMPANY, INC.

A Virginia Corporation

THIS STOCK PURCHASE AGREEMENT (this "Agreement") is entered into by and between Silver Branch Brewing Company, Inc., a Virginia corporation (the "Company"), and the undersigned Investor in the Company ("Investor") as of this _____ date of _____. All capitalized terms used but not otherwise defined herein shall have the meanings ascribed to in the Articles of Incorporation and Bylaws provided herewith (the "Organizational Papers").

WHEREAS, the Company has been formed as a C-Corporation under the laws of the State of Virginia by the filing of its Articles of Incorporation in the office of the Secretary of State of the State of Virginia;

WHEREAS, the founders and the Board of Directors have set out fully in the Organizational Papers their respective rights, obligations and duties with respect to the Company and its assets; and

WHEREAS, Investor wishes to purchase from the Company, and the Company wishes to issue to Investor, an ownership interest in the Company in the form of a number of shares of Class B Stock, each represented by a capital commitment in the aggregate amount of two hundred dollars ($200.00) ("Share Value");

NOW, THEREFORE, in consideration of the premises and the mutual covenants contained in this Agreement, the parties agree as follows:

1. Purchase of Shares.

1.1 <u>Adoption of the Organizational Papers of the Company</u>. Investor has received and read in its entirety, the Company's Organizational Papers, and by execution of this Agreement indicates Investor's full and complete acceptance and adoption of the terms and conditions contained in such Organizational Papers. Investor executes this Agreement as a counterpart signature page of the Organizational Papers.

1.2 <u>Agreement to Sell and Purchase.</u> Investor hereby agrees to purchase from the Company, subject to Section 2.1 (Escrow and Closing Date), and the Company hereby agrees to issue and sell to Investor, subject to Section 2.2 (Rejection of Purchase) of this Agreement, the number of Class B Shares set forth below Investor's signature on the signature page hereto (the "**Purchased Shares**"), all subject to the terms and conditions set forth in this Agreement.

1.3 <u>Consideration.</u> In consideration of the issuance, escrow, and sale of the Purchased Shares, Investor agrees to make periodic Capital Contributions to the Company in a total amount equal to the number of Purchased Shares multiplied by the Share Value.

1.3.1 Investor hereby acknowledges and agrees that no shares will be deemed sold or issued by the Company to the Investor, and the Investor shall in no way be considered an owner of the Company, until this Agreement is signed by both the Investor and the Company and the final installment of the Capital Contribution from the Investor has been deposited into the Company's bank account and cleared by the Company's bank.

2. Closing.

2.1 Escrow and <u>Closing Date.</u> The Company will issue and hold the Purchased Shares in escrow until the final installment of Investor's Capital Contribution is received, deposited into the Company's bank account, and cleared by the Company's bank. Closing of the purchase and sale of the Purchased Shares will occur at the moment the final installment of the Investor's Capital Contribution is cleared by Company's bank.

2.2 <u>Rejection of Purchase.</u> At or before the Closing, the Company may, in its sole discretion and for any reason, elect not to accept the purchase offer of Investor, in whole or in part. If the Company rejects such purchase offer, the Company shall refund to Investor all funds submitted by Investor to the Company in connection with such rejected purchase offer.

2.3 <u>Default.</u> If Investor fails to perform their obligations hereunder within five days after receipt of notice by the Company to Investor of such failure, the Company may, at its sole option: (a) if such failure occurs prior to the Closing, refuse to issue the Purchased Shares to Investor; or (b) if such failure occurs after the Closing, result in the reversion of all rights, title and interest in the Shares to the Company and a rescission of the transactions contemplated hereby.

2.4 <u>Failure of Closing to Occur.</u> The Company shall have no liability to Investor for (a) the failure of the Closing to occur or (b) its failure to issue the Purchased Shares to Investor.

2.5 <u>Purchase Offer Irrevocable.</u> Except as provided under applicable state securities laws, this purchase offer is and will be irrevocable on the part of Investor.

3. Representation and Warranties of Investor.

Investor hereby represents and warrants to the Company as follows:

3.1 <u>No Conflicts.</u> The execution and delivery of this Agreement do not, and the consummation of the transactions contemplated hereby will not, violate any terms of any material contractual restriction or commitment of any kind or character to which Investor is a party or by which Investor is bound.

3.2 <u>Risk of Loss.</u> The Investor has received a copy of the and the Company's Business Plan, the Company's Confidential Offering Memorandum, including the accompanying Term Sheet and Risk Factors, and the Company's Articles of Incorporation and Bylaws (collectively the "Offering Materials"). Investor understands and is able to bear the substantial economic risks of an investment in the Company and to sustain a complete loss of such investment. Investor recognizes that the acquisition of the Purchased Shares involves a high degree of risk. Investor is cognizant of and understands all of the risks related to the purchase of the Shares, including those set forth in Section 3.7 (Restrictions on Transfer) of this Agreement pertaining to transferability. Investor has adequate net worth and means of providing for Investor's current needs and possible personal contingencies and has no need for liquidity in this investment. Investor's commitment to investments which are not readily marketable is not disproportionate to Investor's net worth and Investor's acquisition of the Purchased Shares will not cause Investor's overall commitment to such investments to become excessive.

3.3 <u>Access.</u> Investor acknowledges that all documents, records and books pertaining to this investment have been made available for inspection by Investor and Investor's counsel and accountants. Counsel and accountants for Investor, and Investor, have had the opportunity to obtain any additional information necessary to verify the accuracy of the contents of the documents presented to them, and to confer with and to ask questions of, and receive answers from, representatives of the Company or persons authorized to act on its behalf concerning the terms and conditions of this investment and any additional information requested by Investor or Investor's representatives. In evaluating the suitability of this investment in the Company, Investor has not relied upon any representations or other information (whether oral or written) other than as set forth in any documents or answers to questions furnished by the Company. Investor is making this investment without being furnished any offering literature other than the documents or answers to questions described above.

3.4 <u>Investment Intent.</u> The Purchased Shares are being acquired by Investor for the account of Investor, for investment purposes only, and not with a view to, or in connection with, any resale or distribution thereof. Investor has no contract, undertaking, understanding, agreement or arrangement, formal or informal with any person or entity to sell, transfer or pledge to any person or entity all or any part of the Purchased Shares, any interest therein or any rights thereto, and Investor has no present plans to enter into any such contract, undertaking, agreement or arrangement.

3.5 <u>Reliance on Representations.</u> Investor understands that no federal or state agency has passed on or made any recommendation or endorsement of the Shares. Investor further understands that the Company, in offering the Purchased Shares for sale to Investor, is relying on the truth and accuracy of the representations, declarations, and warranties made by Investor herein and in the Investor Suitability Questionnaire, if any, completed, executed and delivered by Investor to the Company contemporaneously herewith.

3.6 <u>No Registration.</u> Investor acknowledges that, because the Shares have not been registered under the Securities Act of 1933 (the "**Securities Act**"), and because the Company has no obligation to effect such registration, Investor shall continue to bear the economic risk of Investor's investment in the Purchased Shares for an indefinite period.

3.7 <u>Restrictions on Transfer.</u> Investor agrees that they will not sell or otherwise transfer the Purchased Shares other than in accordance with the terms and conditions of the Articles of Incorporation and/or Bylaws. It is understood that the Shares cannot be liquidated easily, that no public or other market exists for the Shares, and that no such market is expected to develop. Investor is aware that, because the Purchased Shares have not been registered under the Securities Act or applicable state securities laws, any resale inconsistent with the Securities Act or applicable state securities laws may create liability on Investor's part or the part of the Company, and agrees not to assign, sell, pledge, transfer or otherwise dispose of the Shares unless they are registered under the Securities Act and applicable state securities laws, or an opinion of counsel satisfactory to the Company is given to the Company that such registration is not required. Investor is aware that the Company will impress on the back of any certificate representing Shares a legend substantially as follows:

- *These Shares have not been registered under the Securities Act of 1933 or applicable state securities laws. They may not be offered or transferred by sale, assignment, pledge or otherwise unless (i) a registration statement for the Shares under the Securities Act and applicable state securities laws is in effect or (ii) the Company has received an opinion of counsel satisfactory to the Company to the effect that such registration is not required.*

3.8 <u>Sophistication.</u> Investor possesses a sufficient degree of sophistication, knowledge, and experience in financial and business matters such that Investor is capable of evaluating the merits and risks of acquiring the Purchased Shares.

3.9 <u>No Oral Representations.</u> Investor has read the Offering Materials and this Agreement carefully and is fully familiar with each of their contents, and has had the opportunity to obtain any additional information necessary to verify the accuracy of the information contained in such agreements. In evaluating the merits and risks of acquiring the Purchased Shares, the Investor has relied only on the information contained in the Offering Materials. No person representing the Company or purporting to do so has made any oral representation or warranty to Investor which is inconsistent with the information provided in the Offering Materials. Investor has not relied and shall not rely on any such representation or warranty in connection with any decision to acquire the Purchased Shares.

3.10 <u>Execution on Behalf of Certain Entities.</u> If this Agreement is executed on behalf of a partnership, trust, corporation or other entity, the undersigned has been duly authorized to execute and deliver this Agreement and all other documents and instruments (if any) executed and delivered on behalf of such entity in connection with this subscription for the Purchased Shares.

3.11 <u>Brokers.</u> No broker, finder or intermediary has been paid or is entitled to a fee or commission from or by Investor in connection with the purchase of the Purchased Shares nor is Investor entitled to or will accept any such fee or commission.

3.12 <u>Indemnification.</u> Investor acknowledges that Investor understands the meaning and legal consequences of the representations and warranties contained in this Agreement, and hereby agrees to indemnify and hold harmless the Company and any affiliate of the Company, and the officers, members, managers, associates, agents and employees of the Company and their affiliates, and any professional advisers to any of the above parties, from and against any and all loss, damage or liability (including costs and reasonable attorneys' fees) due to or arising out of a breach of any representation, warranty or acknowledgement of Investor or failure to fulfill any obligation of Investor, whether contained in this Agreement or in any other document completed as part of the sale of the Purchased Shares to Investor, or arising out of the sale or distribution by Investor of any securities in violation of the Securities Act or any applicable state securities laws. Notwithstanding any of the representations, warranties, acknowledgements or agreements made herein by Investor, Investor does not hereby or in any other manner waive any rights granted to Investor under federal or state securities laws.

3.13 <u>Subject to Articles of Incorporation and Bylaws.</u> The Shares purchased herein shall at all times be subject to the terms of the Articles of Incorporation and Bylaws.

3.14 <u>Confidentiality.</u> Investor, individually and on behalf of Investor's designated representative, if any, hereby agrees to keep confidential at all times any nonpublic information which such persons may acquire concerning the Company pursuant to this Agreement or otherwise. Nothing in this Section 3.14 (Confidentiality) will be construed to impose a confidentiality obligation on such persons in connection with (a) any information already possessed by such persons which such persons acquired from sources other than the Company, or (b) any matter which is at the date of this Agreement, or thereafter becomes, public knowledge through no act or failure to act by the undersigned or designated representatives of Investor.

3.15 <u>Survival.</u> The foregoing representations and warranties of Investor will survive the Closing. Investor represents and warrants that the representations, warranties and acknowledgements set forth above are true and accurate as of the date hereof and as of the Closing. If in any respect such representations and warranties will not be true prior to the Closing, the undersigned will give prompt written notice of such fact to the Company.

4. General.

4.1 <u>Governing Law.</u> This Agreement will be construed in accordance with and governed by the laws of the State of Virginia, without giving effect to conflict of law principles.

4.2 <u>Successors and Assigns.</u> Except as otherwise expressly provided in this Agreement, this Agreement will be binding on, and will inure to the benefit of, the successors and permitted assigns of the parties to this Agreement. Nothing in this Agreement is intended to confer upon any party other than the parties hereto or their respective successors and assigns any rights or obligations under or by reason of this Agreement, except as expressly provided in this Agreement.

4.3 <u>Notices.</u> All notices and other communications required or permitted hereunder will be in writing and will be delivered by hand or sent by overnight courier or e-mail to:

<u>If to the Company</u>:

Silver Branch Brewing Company, Inc.

50 S Third Street

Warrenton, VA 20186

E-mail: Investors@silverbranchbrewing.com

Attention: Christian Layke or Brett Robison

with a copy to:

Brian D. Kaider, Esq.

KaiderLaw

24230 Kings Valley Road

Damascus, MD 20872

E-mail: bkaider@kaiderlaw.com

<u>If to the Investor</u>:

_____

_____

_____

E-mail: _____

Each party may furnish an address substituting for the address given above by giving notice to the other parties in the manner prescribed by this Section 4.3. All notices and other communications will be deemed to have been given upon actual receipt by (or tender to and rejection by) the intended recipient or any other person at the specified address of the intended recipient.

4.4 <u>Severability.</u> In the event that any provision of this Agreement is held to be unenforceable under applicable law, this Agreement will continue in full force and effect without such provision and will be enforceable in accordance with its terms.

4.5 <u>Construction.</u> The titles of the sections of this Agreement are for convenience of reference only and are not to be considered in construing this Agreement. Unless the context of this Agreement clearly requires otherwise: (a) references to the plural include the singular, the singular the plural, and the part the whole, (b) references to one gender include all genders, (c) "or" has the inclusive meaning frequently identified with the phrase "and/or," (d) "including" has the inclusive meaning frequently identified with the phrase "including but not limited to" or "including without limitation," and (e) references to "hereunder," "herein" or "hereof" relate to this Agreement as a whole. Any reference in this Agreement to any statute, rule, regulation or agreement, including this Agreement, shall be deemed to include such statute, rule, regulation or agreement as it may be modified, varied, amended or supplemented from time to time.

4.6 <u>Entire Agreement.</u> This Agreement embodies the entire agreement and understanding between the parties hereto with respect to the subject matter of this Agreement and supersedes all prior or contemporaneous agreements and understanding other than this Agreement relating to the subject matter hereof.

4.7 <u>Amendment and Waiver.</u> This Agreement may be amended only by a written agreement executed by the parties hereto. No provision of this Agreement may be waived except by a written document executed by the party entitled to the benefits of the provision. No waiver of a provision will be deemed to be or will constitute a waiver of any other provision of this Agreement. A waiver will be effective only in the specific instance and for the purpose for which it was given, and will not constitute a continuing waiver.

4.8 Counterparts. This Agreement may be in any number of counterparts, each of which will be deemed an original, but all of which together will constitute one instrument. Facsimile, e-mail, or electronic signatures will have the same effect as original signatures.

EXHIBIT C – OFFICER CERTIFICATE

I certify that the financial statements included in this Form C are true and complete in all material respects. I certify that all statements of fact and tax return information included in this Form C are accurate and complete to the best of my knowledge.

[sig|req|1] Christian Layke

____

[Owner Name]

Silver Branch Brewing Company, Inc.

EXHIBIT D – REVIEWED FINANCIALS

{Insert Reviewed Financials}

SILVER BRANCH INC

Comparative Financial Statements for the Years
Ended December 31, 2023 and 2022

Table of Contents



Independent Accountants' Review Report

Date: September 11, 2024

To the Management team and Owners
Silver Branch Brewing

Scope Paragraph

We have reviewed the accompanying balance sheet of Silver Branch Brewing as of December 31, 2022 and 2023, and the related statements Income, retained earnings, and cash flows for the years then ended. A review includes primarily applying analytical procedures to management's financial data and making inquiries of company management. A review is substantially less in scope than an audit, the objective of which is the expression of an opinion regarding the financial statements as a whole. Accordingly, we do not express such an opinion.

Management Responsibility Paragraph

Management is responsible for the preparation and fair presentation of the financial statements in accordance with accounting principles generally accepted in the United States of America and for designing, implementing, and maintaining internal control relevant to the preparation and fair presentation of the financial statements.

Accountant's Responsibility Paragraph

Our responsibility is to conduct the reviews in accordance with Statements on Standards for Accounting and Review Services issued by the American Institute of Certified Public Accountants. Those standards require us to perform procedures to obtain limited assurance that there are no material modifications that should be made to the financial statements. We believe that the results of our procedures provide a reasonable basis for our report.

Limited Assurance Paragraph

Based on our reviews, we are not aware of any material modifications that should be made to the accompanying financial statements in order for them to be in conformity with accounting principles generally accepted in the United States of America.

Barry Von Deylen, CPA

Primrose Bookkeeping, Accounting, and Consulting

9/11/2024

Date

Silver Branch Brewing

December 31, 2023 and 2022

Balance Sheet

	2023	2022
Assets		
Current Assets		
Cash and cash equivalents (Note: 1)	236,595	1,286,377
Accounts receivable (Notes: 1, 2)	56,000	72,758
Inventory (Notes: 1, 3)	219,602	150,984
Prepaid assets (Note: 1)	81,771	115,160
Other assets (Notes: 1, 5)	594,147	99,147
Total Current Assets	1,188,115	1,724,426
Property, Plant and Equipment (Notes: 1, 4)	2,940,299	506,354
Total Assets	4,128,414	2,230,781
Liabilities and Stockholder Equity		
Current Liabilities		
Accounts payable and accrued liabilities (Note: 1)	199,212	99,784
Accrued compensation (Note: 1)	19,681	866
Deferred revenue (Note: 1)	4,969	9,392
Other Current Liabilities (Note: 1)	476,696	29,427
Total Current Liabilities	700,558	139,470
Non-Current Liabilities		
Non-current debt	3,802,553	1,963,807
Total Non-Current Liabilities	3,802,553	1,963,807
Total Liabilities	4,503,112	2,103,277
Equity		
Stock (Notes: 1, 7)	1,471,920	1,315,170
Retained earnings (Notes: 1, 7)	(1,846,617)	(1,187,667)
Total Equity	(374,697)	127,503
Total Liabilities and Stockholder Equity	4,128,414	2,230,781

Silver Branch Brewing

For the years ended December 31, 2023 and 2022

Statement of Income and Retained Earnings

	2023	**2022**
Revenue		
Revenue (Note: 1)		
Revenue	3,172,194	3,023,385
Total Revenue	3,172,194	3,023,385
Cost of Goods Sold		
Cost of Goods Sold	879,073	831,855
Total Cost of Goods Sold	879,073	831,855
Gross Profit	2,293,122	2,191,530
Operating expense		
Expense (Note: 1)		
Contract Brewing	0	59,850
Loan Fee	13,250	0
Contract Labor	9,904	2,241
Rent	346,097	303,600
Utilities	79,390	83,940
Mileage	0	1,587
Office Expense	2,052	4,503
Postage & Delivery	35,526	7,960
Reimbursements	2,485	644
Website and Hosting	2,742	2,149
Printing	1,438	5,097
Marketing and Advertising	10,954	10,887
Supplies: Bar	3,709	0
Supplies: Brewery	11,929	9,824
Supplies: Taproom	81,582	73,160
Taproom Events/Music	25,115	20,325
Repairs & Maintenance	75,277	26,593
Janitorial	17,295	13,290
Payroll Labor	1,027,104	676,565
Education and Training, including Conferences	1,178	667
Legal Expenses	34,881	14,082
Professional Services other than Legal	46,367	11,925
Financial Consulting & Accounting	15,105	10,775
Beer Sales Consultants	130,070	220,195
Beer Delivery Expense	5,005	6,205
Guaranteed Payments	52,495	174,852

Licenses and Permits	21,979	8,006
Dues & Subscriptions	85,179	53,892
Subscription Services	195	0
Travel	2,525	1,701
Local Travel	2,463	3,067
Meals & Entertainment	4,694	7,383
Insurance	48,567	35,420
Depreciation Expense	175,880	5,406
Bank Service Charges	67,982	81,853
Bad Debt Expense	15,393	8,933
Charitable Contributions	(107)	936
Chargeback	81	1,101
Sales Tax Expense	(452)	96,227
Stripe Fees	6,440	9,559
GoTab Fees	42,435	0
Employee Bonus/Incentives	1,550	7,055
Total Operating expense	2,505,753	2,061,456
Other income and expense		
Interest Expense (670)	(109,046)	(40,807)
Total Other income and expense	(109,046)	(40,807)
Net income before taxes	(321,677)	89,268
Provision for income taxes	210,098	101,199
Net income	(531,775)	(11,932)
Beginning Retained Earnings	(1,314,842)	(1,175,735)
Ending Retained Earnings	(1,846,617)	(1,187,667)

Silver Branch Brewing
Statement of Cash Flows - Reviewed
For the periods ended December 31, 2023 and 2022

	2023	2022
CASH FLOWS FROM OPERATING ACTIVITIES:		
Net Income	(531,775)	(11,932)
Adjustments to Reconcile Net Income		
to Net Cash Flows From Operating Activities:		
Depreciation	175,880	5,406
Decrease (Increase) in Operating Assets:		
Trade Accounts Receivable	16,758	(4,821)
Inventory	(69,518)	(36,905)
Prepaid Assets	33,389	(26,128)
Other Current Assets	(495,000)	(693)
Increase (Decrease) in Operating Liabilities:		
Accounts Payable	99,428	33,502
Accrued Compensation	18,815	
Deferred Revenue	(4,423)	
Other Current Liabilities	447,269	
Total Adjustments	(220,248)	(29,639)
Net Cash Flows From Operating Activities	(752,023)	(41,571)
CASH FLOWS FROM INVESTING ACTIVITIES:		
Purchase new PPE	(2,292,255)	
Sales of fixed assets		88,892
Net Cash Flows From Investing Activities	(2,292,255)	88,892
CASH FLOWS FROM FINANCING ACTIVITIES:		
Long term borrowing	1,838,746	752,285
Sale of new stock	156,750	-
Net Cash Flows From Financing Activities	1,995,496	752,285
NET INCREASE (DECREASE) IN CASH	(1,048,782)	799,606
CASH - BEGINNING	1,285,377	486,771
CASH - ENDING	236,595	1,286,377

SILVER BRANCH BREWING COMPANY NOTES TO THE FINANCIAL STATEMENTS FOR THE YEARS ENDED DECEMBER 31, 2023, AND 2022

NOTE 1: SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Nature of Operations:
Silver Branch Brewing is a corporation engaged in the production and sale of alcoholic beverages and food, both to retail and wholesale customers. The Company operates primarily in the United States.

Basis of Presentation:
The financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (GAAP).

Use of Estimates:
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition:
Revenue from product sales is recognized when the products are shipped to or sold directly to the customer and title and risk of loss pass to the customer.

Cash and Cash Equivalents:
The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents.

Accounts Receivable:
Accounts receivable are recorded at the invoiced amount and do not bear interest. The Company has an immaterial amount of bad debt write off and therefore has elected not to estimate an allowance for doubtful accounts due to having very small amounts of bad debt.

Inventory:
Inventory is stated at the lower of cost or net realizable value. Cost is determined using the first-in, first-out (FIFO) method. The Company records provisions for excess, obsolete, or slow-moving inventory based on the Company's best estimates.

Property, Plant, and Equipment:
Property, plant, and equipment are stated at cost less accumulated depreciation. Depreciation is calculated using the straight-line method over the estimated useful lives of the assets.

Income Taxes:
The Company accounts for income taxes using the asset and liability method, which requires the recognition of deferred tax assets and liabilities for the expected future tax consequences of events that have been included in the financial statements or tax returns. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The company has recently switched from an Limited Liability Corporation to a C-Corporation in 2023, therefore no deferred tax assets or liabilities have been recorded.

NOTE 2: ACCOUNTS RECEIVABLE

Accounts Receivable
The composition of accounts receivable is as follows:

	2023	2022
Trade receivables	$56,000	$72,758

NOTE 3: INVENTORY

Inventory
The composition of inventory is as follows:

	2023	2022
Ingredients	$61,572	$67,992
Beer Work in Progress	19,207	18,057
Beer Kegged	66,223	5,761
Beer Packaged	44,247	7,921
Packaging	28,353	51,253
Total Inventory	$219,602	$150,984

NOTE 4: PROPERTY, PLANT, AND EQUIPMENT

Property, Plant, and Equipment
The composition of property, plant, and equipment is as follows:

	2023	2022
Leasehold Improvements	$1,592,002	$1,546,150
Tenant Improvement Reimbursement.	(1,059,798)	(1,059,798)
Furniture and Fixtures	47,367	47,367
Van	29,852	29,852
Tanks	584,318	584,318
Brewery Equipment	909,908	731,256
Kegs	58,421	58,421
Accumulated Depreciation	(1,698,932)	(1,523,052)
TR Equipment	40,039	40,039
Forklift	11,950	11,950
Van-2021	39,550	39,550
Warrenton Furniture and Fixtures	165,724	
Warrenton	2,066,111	
Warrenton Equipment	153,786	
Total PPE	2,940,299	506,354

NOTE 5: OTHER ASSETS

Other Assets
The composition of other assets is as followed:

	2023	2022
Social Security COVID 19 relief	$99,147	$99,147
Interest reserve	142,000	
Payment reserve	153,000	
Cash Collateral Account.	200,000	
Total Other Assets	594,147	99,147

The interest reserve, payment reserve, and cash collateral account are restricted to abide by loan covenant.

NOTE 6: LONG TERM DEBT

Long-Term Debt
The composition of long-term debt is as follows:

	2023	2022
Van Loan	$6,550.	$10,000
Van Loan 2021	12,440	17,285
Mainstreet Bank Loan	502,505	580,063
EIDL	1,370,000	1,356,460
National Capital Loan	1,800,000	
Headway Capital LOC	15,100	
Oak View Loan	95,858	
Total Long term debt	3,802,553	1,963,807

NOTE 7 EQUITY

Equity
The composition of equity is as follows:
The company has 51,000 shares authorized and 42,376 shares of common stock outstanding,

	2023	2022
Common stock	$1,471,920	$1,315,170
Retained earnings	(1,846,617)	(1,187,667)
Total Equity	(374,697)	127,503